Exhibit 99.6

March 9, 2023

Boards of Directors

Bay-Vanguard, M.H.C., Inc.

BV Financial, Inc.

BayVanguard Bank

7114 North Point Road

Baltimore, Maryland 21219

Re:    Plan of Conversion

Bay-Vanguard, M.H.C., Inc.

BV Financial, Inc.

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Bay-Vanguard, M.H.C., Inc. (the “MHC”) and BV Financial, Inc. (the “Mid-Tier” or the “Company”). The Plan provides for the conversion of the MHC into the full stock form of organization. As a result of the conversion, the MHC will be merged into the Mid-Tier and as a result the MHC will cease to exist. As part of the conversion, the 86.28% ownership interest of the MHC in the Company will be offered for sale in the offering. When the conversion is completed, the Company will continue to own all of the outstanding common stock of BayVanguard Bank and public stockholders will own all of the outstanding common stock of the Company.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive rights in a liquidation account maintained by the Company representing the amount equal to (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition contained in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC before the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in BayVanguard Bank. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of BayVanguard Bank (or the Company and BayVanguard Bank).

In the unlikely event that either BayVanguard Bank (or the Company and BayVanguard Bank) were to liquidate after the conversion (including, a liquidation of BayVanguard Bank following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2021 and depositors as of March 31, 2023. Also, in a complete liquidation of both entities, or of BayVangaurd Bank only, when the Company has insufficient assets (other than the stock of BayVanguard Bank), or of BayVanguard Bank following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution owed to Eligible Account Holders and Supplemental Eligible Account Holders and BayVanguard Bank has positive net worth, then BayVanguard Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. If BV Financial is completely liquidated or sold apart from a sale or liquidation of BayVanguard Bank, then the BV Financial liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the BayVanguard Bank liquidation account, subject to the same rights and terms as the BV Financial liquidation account.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

March 13,2023

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of BayVanguard Bank (or the Company and BayVanguard Bank), that liquidation rights in the Company automatically transfer to BayVanguard Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of BayVanguard Bank, and that after two years from the date of conversion and upon written request of the Federal Reserve Board, the Company will transfer the liquidation account and depositors’ interest in such account to BayVanguard Bank and the liquidation account shall thereupon be subsumed into the liquidation account of BayVanguard Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the BayVanguard Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.